COOK INLET ENERGY, LLC

Estimated

Future Reserves and Income

Attributable to Certain

Leasehold Interests

SEC Parameters

As of

April 30, 2014

Jeffrey D. Wilson, P.E.
TBPE License No. 86426
Managing Senior Vice President

Robert J. Paradiso, P.E.
TBPE License No. 111861
Senior Petroleum Engineer

RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580

STATE OF TEXAS
JEFFREY D. WILSON
86426
LICENSED
PROFESSIONAL ENGINEER

STATE OF TEXAS
ROBERT J. PARADISO
111861
LICENSED
PROFESSIONAL ENGINEER

RYDER SCOTT COMPANY
PETROLEUM CONSULTANTS
TBPE REGISTERED ENGINEERING FIRM F-1580
1100 LOUISIANA SUITE 4600 HOUSTON, TEXAS 77002-5294
FAX (713) 651-0849
TELEPHONE (713) 651-9191

June 27, 2014

Mr. David Hall, CEO
Cook Inlet Energy, LLC
601 W. 5th Avenue, Suite 310
Anchorage, Alaska 99501

Gentlemen:

At your request, Ryder Scott Company, L.P. (Ryder Scott) has prepared an estimate of the proved reserves, future production, and income attributable to certain leasehold interests of Cook Inlet Energy, LLC (CIE), a wholly owned subsidiary of Miller Energy Resources (MILL), as of April 30, 2014. The subject properties are located in the state of Alaska. The reserves and income data were estimated based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). Our third party study, completed on June 27, 2014 and presented herein, was prepared for public disclosure by CIE in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations.

The properties evaluated by Ryder Scott represent 100 percent of the total net proved liquid hydrocarbon reserves and 100 percent of the total net proved gas reserves of CIE as of April 30, 2014.

The estimated reserves and future net income amounts presented in this report, as of April 30, 2014, are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements, as required by the SEC regulations. Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.

SEC PARAMETERS
Estimated Net Reserves and Income Data
Certain Leasehold Interests of
COOK INLET ENERGY, LLC
As of April 30, 2014

	Proved			
	Developed			Total
	Producing	Non-Producing	Undeveloped	Proved
Net Remaining Reserves				
Oil/Condensate – Barrels	3,148,477	980,279	1,831,720	5,960,476
Gas – MMCF	5,800	6,091	15,439	27,330
Income Data				
Future Gross Revenue	$361,660,559	$142,398,942	$293,415,397	$797,474,898
Deductions	122,668,440	38,775,346	142,366,436	303,810,222
Future Net Income (FNI)	$238,992,119	$103,623,596	$151,048,961	$493,664,676
Discounted FNI @ 10%	$184,669,469	$ 79,950,296	$ 96,322,625	$360,942,390

Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are reported on an "as sold basis" expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

The estimates of the reserves, future production, and income attributable to properties in this report were prepared using the economic software package PHDWin Petroleum Economic Evaluation Software, a copyrighted program of TRC Consultants L.C. Ryder Scott has found this program to be generally acceptable, but notes that certain summaries and calculations may vary due to rounding and may not exactly match the sum of the properties being summarized. Furthermore, one line economic summaries may vary slightly from the more detailed cash flow projections of the same properties, also due to rounding. The rounding differences are not material.

The State of Alaska tax structure (ACES and SB-21) favors developments in Cook Inlet and based on historical tax payments, no production or severance tax is levied for the majority of these properties. In addition, future capital expenditures are expected to receive rebates from the State. These rebates are scheduled for those wells that qualify in the year following the investment and appear as negative values in the development costs column in the report tables.

The deductions incorporate the normal direct costs of operating the wells, production transportation, tariffs and fees, ad valorem taxes, recompletion costs, development costs, and certain abandonment costs net of salvage. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist, nor does it include any adjustment for cash on hand or undistributed income. Abandonment Bond payments are included as part of the Proved Developed Producing category and are designed to cover all future abandonment liability. Liquid hydrocarbon reserves account for approximately 76 percent and gas reserves account for the remaining 24 percent of total future gross revenue from proved reserves.

The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at four other discount rates which were also compounded monthly. These results are shown in summary form as follows.

Discount Rate Percent	Discounted Future Net Income As of April 30, 2014 Total Proved
8	$382,855,312
15	$313,703,879
20	$275,152,095
30	$216,684,515

The results shown above are presented for your information and should not be construed as our estimate of fair market value.

Reserves Included In This Report

The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission's Regulations Part 210.4-10(a). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled "Petroleum Reserves Definitions" is included as an attachment to this report.

The various proved reserve status categories are defined under the attachment entitled "Petroleum Reserves Status Definitions and Guidelines" in this report. The proved developed non-producing reserves included herein consist of the behind pipe category.

No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. The proved gas volumes presented herein do not include volumes of gas consumed in operations as reserves.

Reserves are "estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations." All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves, and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. At CIE's request, this report addresses only the proved reserves attributable to the properties evaluated herein.

Proved oil and gas reserves are "those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward." The proved reserves included herein were estimated using deterministic methods. The SEC has defined reasonable certainty for proved reserves, when based on deterministic methods, as a "high degree of confidence that the quantities will be recovered."

Proved reserve estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change. For proved reserves, the SEC states that "as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to the estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease."

Moreover, estimates of proved reserves may be revised as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks. Therefore, the proved reserves included in this report are estimates only and should not be construed as being exact quantities, and if recovered, the revenues therefrom, and the actual costs related thereto, could be more or less than the estimated amounts.

CIE's operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include, but may not be limited to, matters relating to land tenure and leasing, the legal rights to produce hydrocarbons, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of proved reserves actually recovered and amounts of proved income actually received to differ significantly from the estimated quantities.

The estimates of proved reserves presented herein were based upon a detailed study of the properties in which CIE owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liabilities to restore and clean up damages, if any, caused by past operating practices.

Estimates of Reserves

The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by the Securities and Exchange Commission's Regulations Part 210.4-10(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods; (2) volumetric-based methods; and (3) analogy. These methods may be used singularly or in combination by the reserve evaluator in the process of estimating the quantities of reserves. Reserve evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated, and the stage of development or producing maturity of the property.

In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator. When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves. If the reserve quantities are estimated using the deterministic incremental approach, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserve category assigned by the evaluator. Therefore, it is the categorization of reserve quantities as proved, probable and/or possible that addresses the inherent uncertainty in the estimated quantities reported. For proved reserves, uncertainty is defined by the SEC as reasonable certainty wherein the "quantities actually recovered are much more likely than not to be achieved." The SEC states that "probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered." The SEC states that "possible reserves are those additional reserves that are less certain to be recovered than probable reserves and the total quantities ultimately recovered from a project have a low probability of exceeding

proved plus probable plus possible reserves." All quantities of reserves within the same reserve category must meet the SEC definitions as noted above.

Estimates of reserves quantities and their associated reserve categories may be revised in the future as additional geoscience or engineering data become available. Furthermore, estimates of reserves quantities and their associated reserve categories may also be revised due to other factors such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein.

The proved reserves for the properties included herein were estimated by performance methods, the volumetric method, analogy, or a combination of methods. Approximately 78 percent of the proved producing reserves attributable to producing wells and/or reservoirs were estimated by performance methods and verified with volumetric analysis. These performance methods include, but may not be limited to, decline curve analysis, which utilized extrapolations of historical production and pressure data available through April 2014 in those cases where such data were considered to be definitive. The data utilized in this analysis were furnished to Ryder Scott by CIE or obtained from public data sources and were considered sufficient for the purpose thereof. The remaining 22 percent of the proved producing reserves were estimated by the volumetric method, analogy, or a combination of methods. These methods were used where there were inadequate historical performance data to establish a definitive trend and where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate.

The proved developed non-producing and undeveloped reserves included herein were estimated by the volumetric method, analogy, or a combination of methods. Approximately 86 percent of the proved developed non-producing and undeveloped reserves included herein were estimated by the volumetric method. The remaining 14 percent of the proved developed non-producing and undeveloped reserves were estimated by analogy. The volumetric analysis utilized pertinent well and seismic data furnished to Ryder Scott by CIE or which we have obtained from public data sources that were available through April 2014. The data utilized from the analogues as well as well and seismic data incorporated into our volumetric analysis were considered sufficient for the purpose thereof.

To estimate economically recoverable proved oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data that cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined. While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may increase or decrease from those under existing economic conditions, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

CIE has informed us that they have furnished us all of the material accounts, records, geological and engineering data, and reports and other data required for this investigation. In preparing our forecast of future proved production and income, we have relied upon data furnished by CIE with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes, recompletion and development costs, abandonment costs after salvage, product prices based on the SEC regulations, adjustments or differentials to product prices, geological structural and isochore maps, well logs, core analyses, and pressure measurements. Ryder Scott

reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data furnished by CIE. We consider the factual data used in this report appropriate and sufficient for the purpose of preparing the estimates of reserves and future net revenues herein.

In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein. The proved reserves included herein were determined in conformance with the United States Securities and Exchange Commission (SEC) Modernization of Oil and Gas Reporting; Final Rule, including all references to Regulation S-X and Regulation S-K, referred to herein collectively as the "SEC Regulations." In our opinion, the proved reserves presented in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations.

Future Production Rates

For wells currently on production, our forecasts of future production rates are based on historical performance data. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates.

Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations that are not currently producing. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by CIE. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates due to unforeseen factors causing a change in the timing to initiate production. Such factors may include delays due to weather, the availability of rigs, the sequence of drilling, completing and/or recompleting wells and/or constraints set by regulatory bodies.

The future production rates from wells currently on production or wells or locations that are not currently producing may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowables or other constraints set by regulatory bodies.

Hydrocarbon Prices

The hydrocarbon prices used herein are based on SEC price parameters using the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements. For hydrocarbon products sold under contract, the contract prices, including fixed and determinable escalations, exclusive of inflation adjustments, were used until expiration of the contract. Upon contract expiration, the prices were adjusted to the 12-month unweighted arithmetic average as previously described.

CIE furnished us with the above mentioned average prices in effect on April 30, 2014. These initial SEC hydrocarbon prices were determined using the 12-month average first-day-of-the-month benchmark prices appropriate to the geographic area where the hydrocarbons are sold. These benchmark prices are prior to the adjustments for differentials as described herein. The table below

summarizes the "benchmark prices" and "price reference" used for the geographic area included in the report. In certain geographic areas, the price reference and benchmark prices may be defined by contractual arrangements.

The product prices that were actually used to determine the future gross revenue for each property reflect adjustments to the benchmark prices for gravity, quality, local conditions, and/or distance from market, referred to herein as "differentials." The differentials used in the preparation of this report were estimated by us based on information furnished by CEI.

In addition, the table below summarizes the net volume weighted benchmark prices adjusted for differentials and referred to herein as the "average realized prices." The average realized prices shown in the table below were determined from the total future gross revenue before production taxes and the total net reserves for the geographic area and presented in accordance with SEC disclosure requirements for each of the geographic areas included in the report.

Geographic Area	Product	Price Reference	Average Benchmark Prices	Average Realized Prices
Alaska				
Cook Inlet Area	Oil/Condensate	Alaska North Slope	$106.32/Bbl	$102.21/Bbl
	Gas	Contract	NA	$6.90/MCF

The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in our individual property evaluations.

Costs

Operating costs for the leases and wells in this report were furnished by CIE and are based on the operating expense reports of CIE and include only those costs directly applicable to the leases or wells. The operating costs include a portion of general and administrative costs allocated directly to the leases and wells. The operating costs used in the preparation of this report were estimated by us based on information furnished by CEI. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells.

Development costs were furnished to us by CIE and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The development costs furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of these costs. The estimated net cost of abandonment after salvage was included for properties where abandonment costs net of salvage were significant. The estimates of the net abandonment costs furnished by CIE were accepted without independent verification. The abandonment bond payments for Redoubt Shoals field are modeled as specified by the bond contract and assume that fund interest and future inflation payment requirements are fully offsetting. Ryder Scott has not performed a detailed study of the abandonment costs or the salvage value and makes no warranty for CIE's estimate that bond payments will ultimately cover abandonment expenditures.

The proved developed non-producing and undeveloped reserves in this report have been incorporated herein in accordance with CIE's plans to develop these reserves as of April 30, 2014. The

implementation of CIE's development plans as presented to us and incorporated herein is subject to the approval process adopted by CIE's management. As the result of our inquiries during the course of preparing this report, CIE has informed us that the development activities included herein have been subjected to and received the internal approvals required by CIE's management at the appropriate local, regional and/or corporate level. In addition to the internal approvals as noted, certain development activities may still be subject to specific partner AFE processes, Joint Operating Agreement (JOA) requirements or other administrative approvals external to CIE. Additionally, CIE has informed us that they are not aware of any legal, regulatory, political or economic obstacles that would significantly alter their plans.

Current costs used by CIE were held constant throughout the life of the properties.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over seventy-five years. Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have over eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any privately-owned or publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry-related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations. Many of our staff have authored or co-authored technical papers on the subject of reserves related topics. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists have received professional accreditation in the form of a registered or certified professional engineer's license or a registered or certified professional geoscientist's license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization.

We are independent petroleum engineers with respect to CIE. Neither we nor any of our employees have any interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The results of this study, presented herein, are based on technical analysis conducted by teams of geoscientists and engineers from Ryder Scott. The professional qualifications of the undersigned, the technical person primarily responsible for overseeing, reviewing and approving the evaluation of the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

The results of our third party study, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Miller Energy Resources.

Miller Energy Resources makes periodic filings on Form 10-K with the SEC under the 1934 Exchange Act. Furthermore, MILL has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference. We have consented to the incorporation by reference in the registration statements on Form S-3 of MILL of the references to our name as well as to the references to our third party report for CIE, which appears in the April 30, 2014 annual report on Form 10-K of MILL. Our written consent for such use is included as a separate exhibit to the filings made with the SEC by MILL.

We have provided CIE with a digital version of the original signed copy of this report letter. In the event there are any differences between the digital version included in filings made by CIE and the original signed report letter, the original signed report letter shall control and supersede the digital version.

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580

STATE OF TEXAS
JEFFREY D. WILSON
86426
LICENSED
PROFESSIONAL ENGINEER

Jeffrey D. Wilson, P.E.
TBPE License No. 86426
Managing Senior Vice President

Robert J. Paradiso, P.E.
TBPE License No. 111861
Senior Petroleum Engineer

STATE OF TEXAS
ROBERT J. PARADISO
111861
LICENSED
PROFESSIONAL ENGINEER

JDW-RJP (DPR)/pl

Professional Qualifications of Primary Technical Engineer

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P. Jeffrey D. Wilson was the primary technical person responsible for the estimate of the reserves, future production and income presented herein.

Mr. Wilson, an employee of Ryder Scott Company L.P. (Ryder Scott) since 1998, is a Senior Vice President and also serves as a member of the Board of Directors responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies worldwide. Before joining Ryder Scott, Mr. Wilson served in a number of engineering positions with Exxon. For more information regarding Mr. Wilson's geographic and job specific experience, please refer to the Ryder Scott Company website at www.ryderscott.com/Experience/Employees.

Mr. Wilson earned a Bachelor of Science degree in Mechanical Engineering from the University of Houston in 1991, graduating with Magna Cum Laude honors, and is a licensed Professional Engineer in the State of Texas. He is also a member of the Society of Petroleum Engineers and currently serves as a member of the SPE Oil and Gas Reserves Committee.

The Texas Board of Professional Engineers requires a minimum of fifteen hours of continuing education annually, including at least one hour in the area of professional ethics, which Mr. Wilson fulfills. As part of his 2013 continuing education hours, Mr. Wilson attended 15 hours of seminars on various topics including SEC oil and gas reporting requirements, the SPE/WPC/AAPG/SPEE Petroleum Resources Management System, overviews of the various productive basins, evaluations of resource play reserves, and ethics training. Mr. Wilson also earned additional continuing education credits by attending various SPE Oil and Gas Reserves Committee meetings and making multiple presentations of the results of his study of the SEC's 2012 comment letters.

Based on his educational background, professional training and more than 22 years of practical experience in the estimation and evaluation of petroleum reserves, Mr. Wilson has attained the professional qualifications as a Reserves Estimator and Reserves Auditor set forth in Article III of the "Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information" promulgated by the Society of Petroleum Engineers as of February 19, 2007.

PETROLEUM RESERVES DEFINITIONS

As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

PREAMBLE

On January 14, 2009, the United States Securities and Exchange Commission (SEC) published the "Modernization of Oil and Gas Reporting; Final Rule" in the Federal Register of National Archives and Records Administration (NARA). The "Modernization of Oil and Gas Reporting; Final Rule" includes revisions and additions to the definition section in Rule 4-10 of Regulation S-X, revisions and additions to the oil and gas reporting requirements in Regulation S-K, and amends and codifies Industry Guide 2 in Regulation S-K. The "Modernization of Oil and Gas Reporting; Final Rule", including all references to Regulation S-X and Regulation S-K, shall be referred to herein collectively as the "SEC regulations". The SEC regulations take effect for all filings made with the United States Securities and Exchange Commission as of December 31, 2009, or after January 1, 2010. Reference should be made to the full text under Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) for the complete definitions (direct passages excerpted in part or wholly from the aforementioned SEC document are denoted in italics herein).

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. Under the SEC regulations as of December 31, 2009, or after January 1, 2010, a company may optionally disclose estimated quantities of probable or possible oil and gas reserves in documents publicly filed with the SEC. The SEC regulations continue to prohibit disclosure of estimates of oil and gas resources other than reserves and any estimated values of such resources in any document publicly filed with the SEC unless such information is required to be disclosed in the document by foreign or state law as noted in §229.1202 Instruction to Item 1202.

Reserves estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change.

Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, natural gas cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids. Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.

Reserves may be attributed to either conventional or unconventional petroleum accumulations. Petroleum accumulations are considered as either conventional or unconventional based on the nature of their in-place characteristics, extraction method applied, or degree of processing prior to sale.

Examples of unconventional petroleum accumulations include coalbed or coalseam methane (CBM/CSM), basin-centered gas, shale gas, gas hydrates, natural bitumen and oil shale deposits. These unconventional accumulations may require specialized extraction technology and/or significant processing prior to sale.

Reserves do not include quantities of petroleum being held in inventory.

Because of the differences in uncertainty, caution should be exercised when aggregating quantities of petroleum from different reserves categories.

RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(26) defines reserves as follows:

Reserves. *Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.*

Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

PROVED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(22) defines proved oil and gas reserves as follows:

Proved oil and gas reserves. *Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.*

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

PROVED RESERVES (SEC DEFINITIONS) CONTINUED

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES

As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

and

PETROLEUM RESOURCES MANAGEMENT SYSTEM (SPE-PRMS)
Sponsored and Approved by:
SOCIETY OF PETROLEUM ENGINEERS (SPE)
WORLD PETROLEUM COUNCIL (WPC)
AMERICAN ASSOCIATION OF PETROLEUM GEOLOGISTS (AAPG)
SOCIETY OF PETROLEUM EVALUATION ENGINEERS (SPEE)

Reserves status categories define the development and producing status of wells and reservoirs. Reference should be made to Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) and the SPE-PRMS as the following reserves status definitions are based on excerpts from the original documents (direct passages excerpted from the aforementioned SEC and SPE-PRMS documents are denoted in italics herein).

DEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(6) defines developed oil and gas reserves as follows:

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Developed Producing (SPE-PRMS Definitions)

While not a requirement for disclosure under the SEC regulations, developed oil and gas reserves may be further sub-classified according to the guidance contained in the SPE-PRMS as Producing or Non-Producing.

Developed Producing Reserves
Developed Producing Reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate.

Improved recovery reserves are considered producing only after the improved recovery project is in operation.

Developed Non-Producing
Developed Non-Producing Reserves include shut-in and behind-pipe reserves.

Shut-In
Shut-in Reserves are expected to be recovered from:
1. *completion intervals which are open at the time of the estimate, but which have not started producing;*
2. *wells which were shut-in for market conditions or pipeline connections; or*
3. *wells not capable of production for mechanical reasons.*

Behind-Pipe
Behind-pipe Reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future re-completion prior to start of production.

In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.

UNDEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(31) defines undeveloped oil and gas reserves as follows:

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

RYDER SCOTT COMPANY
PETROLEUM CONSULTANTS
TBPE FIRM LIC. NO. F-1580

COOK INLET ENERGY, LLC
FIELD RANKING BY PROVED DISCOUNTED FUTURE NET INCOME
ESTIMATED FUTURE RESERVES AND INCOME
ATTRIBUTABLE TO CERTAIN LEASEHOLD INTERESTS
SEC PARAMETERS - AS OF APRIL 30, 2014

	RANK	NET RESERVES (BARRELS) OIL/COND *(A)*	NET RESERVES (MMCF) GAS	$ FUTURE NET INCOME *(B)*	$ FUTURE NET INCOME DISC. AT 10.0%	PERCENT OF TOTAL	CUMULATIVE PERCENT OF TOTAL	TABLE NUMBER
WEST MCARTHUR RIVER	1							
TOTAL PROVED		3,551,175	0	235,257,060	166,525,352	46.136	46.136	68
REDOUBT SHOAL	2							
TOTAL PROVED		2,409,301	0	151,110,509	118,505,812	32.832	78.969	33
NORTH FORK	3							
TOTAL PROVED		0	24,726	102,533,942	73,945,940	20.487	99.456	6
WEST FORELAND	4							
TOTAL PROVED		0	2,503	4,403,899	1,686,580	0.467	99.923	58
THREE MILE CREEK	5							
TOTAL PROVED		0	101	359,268	278,705	0.077	100.000	53
TOTAL PROVED		5,960,476	27,330	493,664,678	360,942,390	100.000	100.000	

(A) EXCLUDES PLANT PRODUCTS
(B) BEFORE FEDERAL OR STATE INCOME TAXES

RYDER SCOTT COMPANY
PETROLEUM CONSULTANTS
TBPE FIRM LIC. NO. F-1580

COOK INLET ENERGY, LLC
SUMMARY OF GROSS AND NET RESERVES AND INCOME DATA
ESTIMATED FUTURE RESERVES AND INCOME
ATTRIBUTABLE TO CERTAIN LEASEHOLD INTERESTS
SEC PARAMETERS - AS OF APRIL 30, 2014

		ESTIMATED REMAINING RESERVES				ESTIMATED FUTURE DOLLARS, $			
		100% GROSS		NET				NET INCOME BEFORE FIT	
	RESV TYPE (A)	(BARRELS) OIL/COND(B)	(MMCF) GAS	(BARRELS) OIL/COND(B)	(MMCF) SALES GAS	GROSS REV AFTER PROD TAX	TOTAL DEDUCTION	UNDISC	DISCOUNT AT 10.00%
NORTH FORK									
SELDOVIA COUNTY, ALASKA									
NFU 14-25 (MIDDLE TYONEK)	PV-PD	0	15	0	12	83,976	15,206	68,770	66,471
NFU 14-25 (MIDDLE TYONEK)	PV-BP	0	1,999	0	1,603	11,059,911	2,499,744	8,560,167	7,069,678
NFU 22-35 (UPPER TYONEK)	PV-PD	0	5,240	0	4,202	28,993,376	2,322,538	26,670,838	20,486,815
NFU 23-25 (UPPER TYONEK)	PV-SI	0	0	0	0	0	0	0	0
NFU 23-25 ST1 (UPPER TYONEK)	PV-UD	0	1,999	0	1,603	11,059,911	3,294,790	7,765,121	6,042,881
NFU 32-35 (UPPER & MIDDLE TYONEK)	PV-PD	0	770	0	617	4,257,474	280,544	3,976,930	3,783,452
NFU 32-35 (UPPER & MIDDLE TYONEK)	PV-BP	0	1,999	0	1,603	11,059,911	2,499,780	8,560,131	6,418,099
NFU 34-26 (UPPER & MIDDLE TYONEK)	PV-PD	0	578	0	463	3,195,621	291,076	2,904,545	2,735,912
NFU 34-26 (UPPER & MIDDLE TYONEK)	PV-BP	0	1,999	0	1,603	11,059,911	2,499,594	8,560,317	6,259,137
NFU 41-35 (MIDDLE TYONEK)	PV-PD	0	84	0	68	466,138	108,096	358,042	348,090
NFU 41-35 (UPPER & MIDDLE TYONEK)	PV-BP	0	1,599	0	1,282	8,846,822	824,019	8,022,803	6,994,339
NFU-07 (E1) (MIDDLE TYONEK)	PV-UD	0	1,282	0	1,028	7,092,949	5,934,274	1,158,676	420,827
NFU-08 (E2) (MIDDLE TYONEK)	PV-UD	0	1,637	0	1,313	9,057,065	6,114,721	2,942,344	1,707,337
NFU-09 (F1) (MIDDLE TYONEK)	PV-UD	0	1,640	0	1,315	9,073,664	6,115,865	2,957,799	1,682,069
NFU-10 (F5) (MIDDLE TYONEK)	PV-UD	0	1,067	0	856	5,903,414	5,823,635	79,779	(389,296)
NFU-11 (G1) (MIDDLE TYONEK)	PV-UD	0	1,999	0	1,603	11,059,911	6,299,946	4,759,965	2,689,798
NFU-12 (G2) (MIDDLE TYONEK)	PV-UD	0	2,092	0	1,677	11,574,454	6,346,671	5,227,782	2,877,991
NFU-13 (G3) (MIDDLE TYONEK)	PV-UD	0	3,108	0	2,492	17,197,466	6,864,855	10,332,611	5,494,716
NFU-14 (G4) (MIDDLE TYONEK)	PV-UD	0	1,729	0	1,386	9,566,078	6,161,664	3,404,422	1,567,067
Fixed Costs (Pipeline) PVPD	PV-PD	0	0	0	0	0	1,170,615	(1,170,615)	(726,806)
Fixed Costs (Pipeline) PVBP	PV-BP	0	0	0	0	0	567,069	(567,069)	(447,796)
Fixed Costs (Pipeline) PVUD	PV-UD	0	0	0	0	0	2,039,416	(2,039,416)	(1,216,837)
PROVED PRODUCING		0	6,687	0	5,362	36,996,585	4,188,074	32,808,511	26,675,934
PROVED SHUT-IN		0	0	0	0	0	0	0	0
PROVED BEHIND PIPE		0	7,596	0	6,091	42,026,554	8,890,206	33,136,348	26,313,454
PROVED UNDEVELOPED		0	16,553	0	13,273	91,584,910	54,995,827	36,589,083	20,956,553
TOTAL PROVED		0	30,836	0	24,726	170,608,049	68,074,107	102,533,942	73,945,940
REDOUBT SHOAL									
KENAI COUNTY, ALASKA									
REDOUBT UNIT 01 (HEMLOCK)	PV-PD	280,508	77	234,485	0	23,725,143	2,346,979	21,378,164	17,215,978
REDOUBT UNIT 02 (HEMLOCK)	PV-PD	986,215	259	824,408	0	83,413,286	2,704,174	80,709,112	61,924,011
REDOUBT UNIT 03GAS (HEMLOCK)	PV-PD	0	348	0	0	0	94,500	(94,500)	(91,026)
REDOUBT UNIT 03OIL (HEMLOCK)	PV-UD	495,357	119	414,085	0	41,896,901	8,896,725	33,000,176	24,408,348
REDOUBT UNIT 04GAS (HEMLOCK)	PV-PD	0	119	0	0	0	114,659	(114,659)	(109,574)
REDOUBT UNIT 04OIL (HEMLOCK)	PV-UD	561,926	135	469,732	0	47,527,303	8,888,420	38,638,884	27,858,336
REDOUBT UNIT 05A (HEMLOCK)	PV-PD	47,567	13	39,763	0	4,023,195	1,383,039	2,640,156	2,321,199
REDOUBT UNIT 06 (HEMLOCK)	PV-BP	305,270	75	255,185	0	25,819,516	4,382,513	21,437,003	16,234,180
REDOUBT UNIT 07 (HEMLOCK)	PV-PD	205,331	57	171,643	0	17,366,745	2,308,929	15,057,817	11,331,274
ABANDONMENT BOND PAYMENTS	PV-PD	0	0	0	0	0	11,000,000	(11,000,000)	(8,616,558)
RU KUSTATAN OPERATIONS - PVPD	PV-PD	0	0	0	0	0	8,499,289	(8,499,289)	(5,760,497)
RU KUSTATAN OPERATIONS - PVBP	PV-BP	0	0	0	0	0	1,380,682	(1,380,682)	(972,947)
RU KUSTATAN OPERATIONS - PVUD	PV-UD	0	0	0	0	0	5,276,672	(5,276,672)	(3,624,059)
RU FIXED COSTS - PVPD	PV-PD	0	0	0	0	0	20,516,304	(20,516,304)	(13,655,063)
RU FIXED COSTS - PVBP	PV-BP	0	0	0	0	0	3,037,516	(3,037,516)	(2,080,804)
RU FIXED COSTS - PVUD	PV-UD	0	0	0	0	0	11,831,181	(11,831,181)	(7,874,988)
PROVED PRODUCING		1,519,621	873	1,270,299	0	128,528,369	48,967,872	79,560,497	64,559,745
PROVED BEHIND PIPE		305,270	75	255,185	0	25,819,516	8,800,711	17,018,805	13,180,430
PROVED UNDEVELOPED		1,057,283	254	883,817	0	89,424,205	34,892,998	54,531,207	40,765,637
TOTAL PROVED		2,882,174	1,202	2,409,301	0	243,772,090	92,661,581	151,110,509	118,505,812
THREE MILE CREEK									
TYONEK COUNTY, ALASKA									
TMC UNIT #1 (THREE MILE CK, BELUGA GAS)	PV-PD	0	393	0	101	695,374	0	695,374	518,719
TMC UNIT #2 (THREE MILE CK, BELUGA GAS)	PV-PD	0	0	0	0	0	0	0	0
TMC FIXED COSTS - PVPD	PV-PD	0	0	0	0	0	336,108	(336,108)	(240,014)
TOTAL PROVED PRODUCING		0	393	0	101	695,374	336,108	359,266	278,706
WEST FORELAND									
KENAI COUNTY, ALASKA									
WEST FORELAND 01 (9200' & 9400' SAND)	PV-SI	0	0	0	0	0	0	0	0
WEST FORELAND 02L (9200' SAND)	PV-PD	0	283	0	224	1,547,594	0	1,547,594	1,121,736
WEST FORELAND 02U (8500' SAND)	PV-PD	0	139	0	113	781,795	0	781,795	584,500
WEST FORELAND 03 (8500' SAND)	PV-UD	0	2,882	0	2,166	14,944,510	8,775,000	6,169,510	2,712,757
WF FIXED COSTS - PVPD	PV-PD	0	0	0	0	0	776,063	(776,063)	(510,244)
WF FIXED COSTS - PVUD	PV-UD	0	0	0	0	0	3,318,937	(3,318,937)	(2,222,169)

RYDER SCOTT COMPANY
PETROLEUM CONSULTANTS
TBPE FIRM LIC. NO. F-1580

COOK INLET ENERGY, LLC
SUMMARY OF GROSS AND NET RESERVES AND INCOME DATA
ESTIMATED FUTURE RESERVES AND INCOME
ATTRIBUTABLE TO CERTAIN LEASEHOLD INTERESTS
SEC PARAMETERS - AS OF APRIL 30, 2014

		ESTIMATED REMAINING RESERVES				ESTIMATED FUTURE DOLLARS, $			
		100% GROSS		NET		GROSS REV		NET INCOME BEFORE FIT	
	RESV TYPE (A)	(BARRELS) OIL/COND(B)	(MMCF) GAS	(BARRELS) OIL/COND(B)	(MMCF) SALES GAS	AFTER PROD TAX	TOTAL DEDUCTION	UNDISC	DISCOUNT AT 10.00%
WEST FORELAND (CONT.) KENAI COUNTY, ALASKA									
PROVED PRODUCING		0	423	0	338	2,329,389	776,063	1,553,326	1,195,992
PROVED SHUT-IN		0	0	0	0	0	0	0	0
PROVED UNDEVELOPED		0	2,882	0	2,166	14,944,510	12,093,937	2,850,573	490,588
TOTAL PROVED		0	3,305	0	2,503	17,273,899	12,870,000	4,403,899	1,686,580
WEST MCARTHUR RIVER KENAI COUNTY, ALASKA									
SWORD 1 (HEMLOCK)	PV-PD	1,080,920	0	910,269	0	93,592,249	8,391,501	85,200,748	60,493,826
SWORD 2 (HEMLOCK)	PV-UD	1,104,783	331	947,904	0	97,461,772	19,889,135	77,572,637	44,915,642
WEST MCARTHUR RIVER UNIT 05 (HEMLOCK)	PV-PD	582,249	0	481,265	0	49,482,807	10,790,382	38,692,425	27,071,685
WEST MCARTHUR RIVER UNIT 06 (HEMLOCK)	PV-PD	588,756	0	486,843	0	50,035,787	10,830,606	39,205,181	27,165,610
WEST MCARTHUR RIVER UNIT 08 (HEMLOCK)	PV-BP	877,240	0	725,094	0	74,552,872	2,465,756	72,087,116	51,556,540
WMRU KUSTATAN OPERATIONS - PVPD	PV-PD	0	0	0	0	0	5,550,134	(5,550,134)	(3,556,506)
WMRU KUSTATAN OPERATIONS - PVBP	PV-BP	0	0	0	0	0	4,783,912	(4,783,912)	(3,094,907)
SWORD FIXED COSTS - PVPD (WMRU)	PV-PD	0	0	0	0	0	16,805,801	(16,805,801)	(9,970,029)
SWORD FIXED COSTS - PVUD (WMRU)	PV-UD	0	0	0	0	0	20,494,538	(20,494,538)	(10,805,794)
WMRU FIXED COSTS - PVPD	PV-PD	0	0	0	0	0	16,031,900	(16,031,900)	(9,245,493)
WMRU FIXED COSTS - PVBP	PV-BP	0	0	0	0	0	13,834,761	(13,834,761)	(8,005,221)
PROVED PRODUCING		2,231,924	0	1,878,178	0	193,110,842	68,400,324	124,710,518	91,959,092
PROVED BEHIND PIPE		877,240	0	725,094	0	74,552,872	21,084,428	53,468,444	40,458,412
PROVED UNDEVELOPED		1,104,783	331	947,904	0	97,461,772	40,383,673	57,078,098	34,109,848
TOTAL PROVED		4,213,948	331	3,551,175	0	365,125,486	129,868,425	235,257,060	166,525,352
GRAND SUMMARIES									
PROVED PRODUCING		3,751,545	8,376	3,148,477	5,800	361,660,559	122,668,441	238,992,119	184,669,469
PROVED BEHIND PIPE		1,182,511	7,671	980,279	6,091	142,398,942	38,775,345	103,623,596	79,950,296
PROVED UNDEVELOPED		2,162,066	20,020	1,831,720	15,439	293,415,397	142,366,435	151,048,961	96,322,625
TOTAL PROVED		7,096,122	36,067	5,960,476	27,330	797,474,898	303,810,221	493,664,676	360,942,390

(A) RESERVE TYPES: PV = PROVED, PB = PROBABLE, PS = POSSIBLE

STATUS: PD = PRODUCING, BP = BEHIND PIPE, SI = SHUT IN, UD = UNDEVELOPED, DP = DEPLETED, PB = PAYBACK, NP = NON-PRODUCING

(B) EXCLUDES PLANT PRODUCTS